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March 19, 2010

Ms. Patsy Mengiste
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

ATTN: Document Control - EDGAR

RE:   RiverSource Income Series, Inc.                                Post-Effective Amendment No. 106
         RiverSource Income Builder Basic Income Fund                File No. 2-10700/811-499
         RiverSource Income Builder Enhanced Income Fund             Accession No.: 0000950123-10-006771
         RiverSource Income Builder Moderate Income Fund

      RiverSource Market Advantage Series, Inc.                      Post-Effective Amendment No. 40
         RiverSource Portfolio Builder Aggressive Fund               File No. 33-30770/811-5897
         RiverSource Portfolio Builder Conservative Fund             Accession No.: 0000950123-10-006764
         RiverSource Portfolio Builder Moderate Aggressive Fund
         RiverSource Portfolio Builder Moderate Conservative Fund
         RiverSource Portfolio Builder Moderate Fund
         RiverSource Portfolio Builder Total Equity Fund
         RiverSource S&P 500 Index Fund
         RiverSource Small Company Index Fund

      RiverSource Money Market Series, Inc.                          Post-Effective Amendment No. 68
         RiverSource Cash Management Fund - Class Z shares           File No. 2-54516/811-2591
                                                                     Accession No.: 0000950123-10-006870

Dear Ms. Mengiste:

This letter responds to your comments received by telephone on March 11, 2010 with respect to the above-referenced Funds' Form N-1A post-effective amendments filed pursuant to Rule 485(a) of the Securities Act of 1933, as amended, on January 29, 2010 (the "Filings").

RiverSource Small Company Index Fund and RiverSource S&P 500 Index Fund

COMMENT 1: Does the Fund have a higher commitment than the stated 80% policy? If not, explain why.

RESPONSE: While each of the Funds have an 80% policy, the investment manager expects the correlation between the performance of the Funds and their respective index to be at least 0.95. This expectation is currently reflected in the principal investment strategies for RiverSource S&P 500 Index Fund. The principal investment strategies for RiverSource Small Company Index Fund will be revised to reflect this expectation.

COMMENT 2: Please include the Fund's correlation test in the Summary section of the prospectus.

RESPONSE: The principal investment strategies in the Summary section for the RiverSource Small Company Index Fund prospectus will be so revised. The existing principal investment strategies in the Summary section of the RiverSource S&P 500 Index Fund prospectus include such disclosure.

COMMENT 3: Will the Fund notify shareholders of a change in the Index?

RESPONSE: Since the 80% policy of the Fund includes the specific index by name, the Fund will provide shareholders 60 days' written notice of a change in the index.

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COMMENT 4: In the Principal Investment Strategies of the Fund section on page
10p of the RiverSource S&P 500 Index Fund prospectus, there appears to be some duplicative text. If so, please remove.

RESPONSE: The disclosure that appeared as the first paragraph of text on page 10p has been deleted.

RiverSource Income Builder Funds and RiverSource Portfolio Builder Funds

COMMENT 1: On the Table of Contents page, (a) please consider revising the lead in paragraph at the top of the page, and (b) move the paragraph at the bottom of the page to either the cover page or following Items 2 - 8 of the Form.

RESPONSE: (a) The information under the heading "Summary of the Funds" is there to represent the various subsections in the Summary. In a multiple fund prospectus, we believe we are complying with Rule 481(c) to provide a reasonably detailed table of contents. We will adjust the formatting to make it look more like part of the table of contents.

(b) The paragraph at the bottom of the Table of Contents page will be deleted.

COMMENT 2: Please remove the second sentence under the Investment Objective portion of the Summary of the Fund.

RESPONSE: The sentence will be deleted.

COMMENT 3: In the first paragraph under Fees and Expenses of the Fund, everything after the first sentence needs to be deleted. The disclosure should be the same as for other funds.

RESPONSE:  The disclosure will be deleted.


COMMENT 4: Footnote (c) to the Annual Fund Operating Expenses table should not include disclosure regarding the waivers or expenses reimbursed for the underlying funds.

RESPONSE: The fee cap in place for the Fund excludes the fees and expenses of the underlying funds' and, therefore, fees a Fund shareholder bears indirectly from the underlying funds could increase a Fund shareholder's expenses above the cap in place at the Fund level. Because we believe the footnote regarding the contractual waiver/reimbursement for the acquired funds (underlying funds) is material to Fund shareholders' understanding of the fees and expenses that he or she can expect to bear as an investor in the Fund, we respectfully prefer to include such information.

COMMENT 5: In the Principal Investment Strategies of the Fund, include further detail regarding how the investment manager intends to meet the Fund's investment objective. For example, include the types of equity funds that the Fund anticipates investing in.

RESPONSE: The Principal Investment Strategies of the Fund will be revised by adding the following:

     RiverSource Income Builder funds:

     INVESTMENT CATEGORY ALLOCATION. Within the equity and fixed income asset classes, the quantitative model establishes allocations for the Fund, seeking to achieve the Fund's objective by investing in defined investment categories. Fixed income investment categories include underlying funds that invest in: treasury inflation protected securities, mortgage- and asset-backed securities, core plus (primarily domestic investment grade bonds), high yield bonds, high yield loans, international bonds and emerging markets bonds. The investment manager also may allocate assets to money market (cash) or alternative investment strategy funds. Equity investment categories include underlying funds that invest in: U.S. large cap, mid cap and small cap equities (including growth, value and core/blend styles), international equities (including emerging market securities) and real estate securities. The target allocation range constraints are intended to

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     promote diversification within the asset classes, and the quantitative model takes into account factors such as style, sector, market capitalization, geographic location, credit quality, interest rate risk, and yield potential. Proposed allocation shifts are reviewed and approved by the investment manager as part of its qualitative review.

     For RiverSource Portfolio Builder Conservative Fund

     The Fund invests primarily in underlying funds that invest in fixed income securities such as treasury bonds and notes, treasury inflation protected securities, mortgage securities, investment grade corporate bonds, high yield bonds, high yield loans and international bonds with varying interest rates, terms, duration, and credit exposure.

     For RiverSource Portfolio Builder Moderate Conservative Fund

     The Fund invests primarily in underlying funds that invest in fixed income securities such as treasury bonds and notes, treasury inflation protected securities, mortgage securities, investment grade corporate bonds, high yield bonds, high yield loans and international bonds, each with varying interest rates, terms, duration, and credit exposure, and also invests a moderate amount in underlying funds that invest in equity securities of different investment styles (e.g., growth, value and core/blend), market capitalizations (large, mid and small cap) and geographic location (both domestic and international), as well as underlying funds with exposure to real estate securities.

     For RiverSource Portfolio Builder Moderate Fund

     The Fund invests in a balance of underlying funds that invest in fixed income securities such as treasury bonds and notes, treasury inflation protected securities, mortgage securities, investment grade corporate bonds, high yield bonds, high yield loans and international bonds, each with varying interest rates, terms, duration, and credit exposure, and underlying funds that invest in equity securities of different investment styles (e.g., growth, value and core/blend), market capitalizations (large, mid and small cap) and geographic location (both domestic and international), as well as underlying funds with exposure to real estate securities.

     For RiverSource Portfolio Builder Moderate Aggressive Fund

     The Fund invests primarily in underlying funds that invest in equity securities of different investment styles (e.g., growth, value and core/blend), market capitalizations (large, mid and small cap) and geographic location (both domestic and international), as well as underlying funds with exposure to real estate securities, and also invests a moderate amount in underlying funds that invest in fixed income securities such as treasury bonds and notes, treasury inflation protected securities, mortgage securities, investment grade corporate bonds, high yield bonds, high yield loans and international bonds, each with varying interest rates, terms, duration and credit exposure.

     For RiverSource Portfolio Builder Aggressive Fund

     The Fund invests primarily in underlying funds that invest in equity securities of different investment styles (e.g., growth, value and core/blend), market capitalizations (large, mid and small cap) and geographic location (both domestic and international), as well as underlying funds with exposure to real estate securities, and also invests a small amount in underlying funds that invest in fixed income securities such as treasury bonds and notes, treasury inflation protected securities, mortgage securities, investment grade corporate bonds, high yield bonds, high yield loans and international bonds, each with varying interest rates, terms, duration and credit exposure.

     For RiverSource Portfolio Builder Total Equity Fund

     The Fund invests primarily in underlying funds that invest in equity securities of different investment styles (e.g., growth, value and core/blend), market capitalizations (large, mid and small cap) and geographic location (both domestic and international), as well as underlying funds with exposure to real estate securities.

COMMENT 6: Identify the categories of risks for the underlying funds in the Summary section of the prospectus for each Fund.

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RESPONSE: The language presented in the "Risks of Underlying Funds" section will be revised to reflect differences in asset classes each fund-of-fund intends to invest in as presented below. The bracketed language will vary depending on each Fund's specifics:

     RISKS OF UNDERLYING FUNDS. By investing in a combination of underlying funds, the Fund has exposure to risks of many areas of the market. Since [fund name] intends to invest a significant portion of its assets in [equity and fixed income asset classes], the Fund may have higher exposure to the following principal risks of the underlying funds: [Active Management Risk, Counterparty Risk, Credit Risk, Derivatives Risk, Interest Rate Risk, Issuer Risk, Market Risk, Prepayment and Extension Risk, Small and Mid-Sized Company Risk.] Also, in addition to the Fund's operating expenses, you will indirectly bear the operating expenses of the underlying funds. Thus, the expenses you bear as an investor in the Fund will be higher than if you invested directly in the underlying funds. Descriptions of the more common principal risks to which the underlying funds (and thus, the Fund) are subject to are identified under "More Information about the Funds - Principal Risks of Investing in the Funds - Certain Principal Risks of the Underlying Funds." A more complete list of principal risks associated with direct investment in the underlying funds is set forth in Appendix B. Additional risks of the underlying funds are set forth in the SAI.

RiverSource Cash Management Fund - Class Z shares

COMMENT: With respect to Concentration Risk, please clarify what industry the Fund may concentrate in and specify the risks associated with that particular industry.

RESPONSE: The Concentration Risk disclosure will be revised to state:

     INDUSTRY CONCENTRATION RISK. Investments that are concentrated in a particular industry will make the Fund's portfolio value more susceptible to the events or conditions impacting that particular industry. Because the Fund may invest more than 25% of its total assets in money market instruments issued by banks, the value of these investments may be adversely affected by economic, political or regulatory developments in or that impact the banking industry.

In connection with the Filings listed above, each Registrant hereby acknowledges the following:

     The disclosures in the filing are the responsibility of the Registrant and the Registrant is fully responsible for the adequacy or accuracy of the disclosures in the filing. The Registrant represents to the Commission that comments made by the Commission, or the staff acting pursuant to delegated authority, or changes to disclosure in response to staff comments in the filing reviewed by the staff, do not foreclose the Commission from taking any action with respect to the filing, and the Registrant represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person, under the federal securities laws of the United States.

If you have any questions, please contact either me at (212) 850-1703 or Erin Nygard at (612) 671-2543.

Sincerely,


/s/ Joseph L. D'Alessandro
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Joseph L. D'Alessandro
Vice President and Group Counsel
Ameriprise Financial, Inc.